SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)

GCI LIBERTY, INC.

(Name of Issuer)

Series A Cumulative Redeemable Preferred Stock

(Title of Class of Securities)

36164V 503

(CUSIP Number)

Bryan Fick
Financial Reporting Director
2550 Denali Street, Suite 1000
Anchorage, Alaska 99503
(907) 868-5600

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

August 6, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36164V 503

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Ronald A. Duncan

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 451,060 (1)

	8.	Shared Voting Power 22,041 (2)

	9.	Sole Dispositive Power 451,060 (1)

	10.	Shared Dispositive Power 22,041 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 473,101 (1)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.6% (1) (2) (3)

14.	Type of Reporting Person (See Instructions) IN

(1)

Includes the following: (a) 581 shares of the Issuer’s (as defined below) Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share (the “Preferred Stock”), allocated to Mr. Duncan under the Issuer’s GCI 401(k) Plan, formerly known as the Stock Purchase Plan; (b) 351,157 shares of Preferred Stock as to which Mr. Duncan has a direct pecuniary interest; and (c) 99,322 shares of Preferred Stock held by 560 Company, Inc., which is 100% owned by Mr. Duncan and for which Mr. Duncan has voting and dispositive power. Includes 327,640 shares of Preferred Stock pledged as security for certain margin loan facilities extended by Charles Schwab & Co. Inc., Goldman Sachs & Co., LLC, Morgan Stanley Bank, N.A., UBS Securities, LLC and Wells Fargo & Company as of August 6, 2020.

(2)

Includes (a) 4,000 shares of Preferred Stock held by Missy, LLC, which is 25% owned by Mr. Duncan, 25% owned by Dani Bowman and 50% owned by Mr. Duncan’s adult daughter and (b) 18,041 shares of Preferred Stock held by Dani Bowman, Mr. Duncan’s wife, of which Mr. Duncan disclaims beneficial ownership.

(3)

Based on 7,200,919 shares of Preferred Stock actually issued and outstanding on March 31, 2020, as disclosed by GCI Liberty, Inc., a Delaware corporation (the “Issuer”), in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2020, filed with the Securities and Exchange Commission on May 7, 2020.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)

Statement of

 RONALD A. DUNCAN

Pursuant to Section 13(d) of the Securities Exchange Act of 1934

in respect of

GCI LIBERTY, INC.

This statement on Schedule 13D relates to the Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share (“Preferred Stock”), of GCI Liberty, Inc., a Delaware corporation (the “Issuer” or “GCI Liberty”). The statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) by the Reporting Person, Mr. Ronald A. Duncan (“Mr. Duncan” or the “Reporting Person”), on March 13, 2018 (the “Schedule 13D”), is hereby amended and supplemented to include the information set forth herein.

This amended statement on Schedule 13D/A (this “Amendment”) constitutes Amendment No. 1 to the Schedule 13D (the Schedule 13D, as amended by the Amendment, collectively, the “Statement”). Capitalized terms not defined herein have the meanings given to such terms in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

Item 1. Security and Issuer

The information contained in Item 1 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On May 10, 2018, pursuant to the Agreement and Plan of Merger, dated as of March 22, 2018 (the “Reincorporation Merger Agreement”), by and among GCI Liberty, Inc., an Alaska corporation (“Old GCI Liberty”), and the Issuer (then known as GCI Merger Sub, Inc., and formerly a direct, wholly owned subsidiary of Old GCI Liberty), Old GCI Liberty merged with and into the Issuer (the “Reincorporation Merger”), with the Issuer continuing as the surviving corporation in the Reincorporation Merger and existing under the laws of the State of Delaware, for the purpose of reincorporating in the State of Delaware.

At the effective time of the Reincorporation Merger, pursuant to the Reincorporation Merger Agreement:

•                  each outstanding share of Old GCI Liberty’s Class A common stock, no par value, automatically converted into one share of the Issuer’s Series A common stock, par value $0.01 per share (the “Series A Common Stock”);

•                  each outstanding share of Old GCI Liberty’s Class B common stock, no par value, automatically converted into one share of the Issuer’s Series B common stock, par value $0.01 per share (the “Series B Common Stock” and, together with the Series A Common Stock, the “Common Stock”); and

•                  each outstanding share of Old GCI Liberty’s Series A Cumulative Redeemable Preferred Stock (the “Predecessor Preferred Stock”), automatically converted into one share of Preferred Stock (the Preferred Stock together with the Common Stock, the “Successor Stock”).

No fractional shares of Successor Stock were issued in the Reincorporation Merger. Instead, the Issuer issued to each Old GCI Liberty shareholder entitled to a fractional share as a result of the Reincorporation Merger a scrip, representing such fractional share and that entitles the holder of such scrip, subject to the terms of the scrip and the Reincorporation Merger Agreement, to receive a full share of the applicable class or series of Successor Stock upon the surrender of a scrip, which in the aggregate represents a full share of such class or series of Successor Stock. The shares for which such scrip were exchangeable were aggregated and sold by or on behalf of GCI Liberty in the public market, with the proceeds from such aggregation and sale (less any brokerage charges, commissions, transfer taxes or other sale expenses) paid pro rata to the registered holders of such scrip (without interest) in full satisfaction thereof.

The Issuer is the successor issuer to Old GCI Liberty pursuant to Rule 12g-3(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Therefore, this Statement now relates to the Issuer’s shares of Preferred Stock. The Issuer also has shares of Common Stock outstanding. The holders of Successor Stock generally vote as a single class with respect to all matters voted on by the stockholder of the Issuer. Shares of Series A Common Stock are entitled to one vote per share, shares of Series B Common Stock are entitled to ten votes per share, and shares of Preferred Stock are entitled to one-third of a vote per share, in each case, on all matters presented to stockholders of the Issuer for their approval.

Item 4. Purpose of the Transaction.

The information contained in Item 4 of the Schedule 13D is hereby amended to add the following information at the end of such Item:

The Merger Agreement

On August 6, 2020, GCI Liberty entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among GCI Liberty, Liberty Broadband Corporation (“Liberty Broadband”), Grizzly Merger Sub 1, LLC, a Delaware limited liability company and a wholly owned subsidiary of Liberty Broadband (“Merger LLC”), and Grizzly Merger Sub 2, Inc., a Delaware corporation and a wholly owned subsidiary of Merger LLC (“Merger Sub”).  The Merger Agreement provides for, among other things and subject to the satisfaction or waiver of certain specified conditions set forth therein, (i) the merger of Merger Sub with and into GCI Liberty (the “Merger”), with GCI Liberty surviving the Merger as a wholly owned subsidiary of Merger LLC, and (ii) immediately following the Merger, the merger of GCI Liberty (as the surviving corporation in the Merger) with and into Merger LLC (the “Upstream Merger”, and together with the Merger, the “Combination”), with Merger LLC surviving the Upstream Merger as a wholly owned subsidiary of Liberty Broadband.

Pursuant to the Merger Agreement, (i) each share of Series A Common Stock issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (except for shares held by GCI Liberty as treasury stock) will be converted into the right to receive 0.580 of a share of Series C common stock, par value $0.01 per share, of Liberty Broadband (the “LBRD Series C Common Stock”), plus cash (without interest) in lieu of any fractional shares of LBRD Series C Common Stock (the “Series A Consideration”), (ii) each share of Series B Common Stock issued and outstanding at the Effective Time (except for shares held by GCI Liberty as treasury stock and for shares of Series B Common Stock to which the holder thereof properly demands and does not withdraw its demand for or otherwise lose its right to, appraisal of such shares) will be converted into the right to receive 0.580 of a share of Series B common stock, par value $0.01 per share, of Liberty Broadband (the “LBRD Series B Common Stock”), plus cash (without interest) in lieu of any fractional shares of LBRD Series B Common Stock (the “Series B Consideration” and, together with the Series A Consideration, the “Common Consideration”) and (iii) each share of Preferred Stock issued and outstanding immediately prior to the Effective Time (except for shares held by GCI Liberty as treasury stock) will be converted into the right to receive a share of Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share, to be issued by Liberty Broadband (the “LBRD Preferred Stock”) (the “Preferred Consideration” and, together with the Common Consideration, the “Merger Consideration”). The LBRD Preferred Stock will have substantially identical terms to the Preferred Stock, including a mandatory redemption date of March 8, 2039. At the closing of the Combination, (i) former holders of the Common Stock are expected to own in the aggregate shares of LBRD Series C Common Stock and LBRD Series B Common Stock representing approximately 30.6% of the total number of outstanding shares of LBRD Series C Common Stock, LBRD Series B Common Stock and Series A common stock, par value $0.01 per share, of Liberty Broadband (the “LBRD Series A Common Stock”), LBRD Series B Common Stock and LBRD Series C Common Stock, (ii) former holders of the Preferred Stock will own in the aggregate all outstanding shares of LBRD Preferred

Stock and (iii) former holders of Common Stock and Preferred Stock are expected to own, in the aggregate, approximately 16.7% of the voting power of Liberty Broadband. The foregoing percentages are based on approximately 26.5 million shares of LBRD Series A Common Stock, approximately 2.5 million shares of LBRD Series B Common Stock and approximately 153.0 million shares of LBRD Series C Common Stock outstanding as of July 15, 2020 and approximately 101.3 million shares of Series A Common Stock and approximately 4.5 million shares of Series B Common Stock outstanding as of April 30, 2020 and approximately 7.2 million shares of Preferred Stock outstanding as of March 31, 2020.

The closing of the Combination is subject to certain mutual conditions, including (1) the adoption of the Merger Agreement by the holders of at least a majority of the aggregate voting power of the outstanding shares of GCI Liberty entitled to vote thereon, voting together as a single class; (2) the adoption of the Merger Agreement by the holders of at least a majority of the aggregate voting power of the outstanding shares of GCI Liberty entitled to vote thereon not owned by John C. Malone (“Mr. Malone”) and certain other persons, voting together as a single class (i.e., a majority of the minority vote) (which condition may not be waived); (3) the approval of the stock issuances contemplated by the Merger Agreement and an Exchange Agreement, made and entered into on August 6, 2020, by and among Mr. Malone, a revocable trust of which Mr. Malone is the sole trustee and beneficiary and Liberty Broadband, by the affirmative vote of holders of a majority of the aggregate voting power of the outstanding shares of Liberty Broadband capital stock represented in person or by proxy at the meeting and entitled to vote on the subject matter, voting together as a single class; (4) the adoption of the Merger Agreement by the holders of at least a majority of the aggregate voting power of the outstanding shares of Liberty Broadband entitled to vote thereon not owned by Mr. Malone and certain other persons, voting together as a single class (i.e., a majority of the minority vote) (which condition may not be waived); (5) any required approvals under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, in respect of the Combination and other transactions contemplated by the Merger Agreement; (6) any required approvals of the United States Federal Communications Commission and the Regulatory Commission of Alaska in respect of the Combination and other transactions contemplated by the Merger Agreement; (7) the absence of any order or law that has the effect of enjoining or otherwise prohibiting the closing of the Combination or any of the other transactions contemplated by the Merger Agreement and related transaction documents; (8) the approval for listing of the shares of LBRD Series C Common Stock and LBRD Preferred Stock to be issued as Merger Consideration on the NASDAQ Global Select Market and the effectiveness under the Securities Act of 1933, as amended, of a registration statement on Form S-4 with respect to the Merger Consideration shares to be issued; and (9) the delivery of an opinion by Skadden, Arps, Slate, Meagher & Flom LLP to GCI Liberty to the effect that the Combination will not impact the tax treatment of the 2018 split-off of GCI Liberty by Qurate Retail, Inc., a Delaware corporation (formerly known as Liberty Interactive Corporation).  The respective obligation of each party to consummate the Combination is also conditioned upon (x) the delivery of an opinion from such party’s tax counsel to the effect that the Combination will qualify as a “reorganization” for U.S. federal income tax purposes, (y) the other party’s representations and warranties being true and correct (subject to certain materiality and material adverse effect qualifications), and the other party having performed in all material respects its obligations under the Merger Agreement and (z) the absence of a material adverse effect on such party.

The foregoing description of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and is qualified in its entirety by, the Merger Agreement which is filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on August 7, 2020.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated in its entirety to read as follows:

(a)                                 The aggregate number and percentage of shares of Preferred Stock beneficially owned by Mr. Duncan as of June 30, 2020 are 473,101 shares of Preferred Stock, which shares constitute 6.6% of the outstanding Preferred Stock of the Issuer. Includes the following: (a) 581 shares of Preferred Stock allocated to Mr. Duncan under the Issuer’s GCI 401(k) Plan, formerly known as the Stock Purchase Plan; (b) 351,157 shares of Preferred Stock as to which Mr. Duncan has a direct pecuniary interest; (c) 4,000 shares of Preferred Stock held by Missy, LLC, which is 25% owned by Mr. Duncan, 25% owned by Dani Bowman and 50% owned by Mr. Duncan’s adult daughter; (d) 99,322 shares of Preferred Stock held by 560 Company, Inc., which is 100% owned by Mr. Duncan and for which Mr. Duncan has voting and dispositive power; and (e) 18,041 shares of Preferred Stock held by Dani Bowman, Mr. Duncan’s wife, of which Mr. Duncan disclaims beneficial ownership.

The foregoing percentage interest is based on 7,200,919 shares of Preferred Stock actually issued and outstanding on March 31, 2020, as disclosed by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2020, filed with the SEC on May 7, 2020.

(b)                                 The number of shares of Preferred Stock as to which the following apply to Mr. Duncan are as follows: (i) sole power to vote or to direct the vote: 451,160; (ii) shared power to vote or to direct the vote: 22,041; (iii) sole power to dispose or to direct the disposition: 451,160; and (iv) shared power to dispose or to direct the disposition: 22,041.

(c)                                  On June 26, 2020, 13,564 shares of Preferred Stock beneficially owned by Mr. Duncan were transferred from a grantor retained annuity trust to Mr. Duncan in satisfaction of such trust’s annuity obligation.  Except as otherwise provided in this Amendment, Mr. Duncan has not effected any transactions with respect to the Preferred Stock during the 60 days preceding the date hereof.

(d)           Not applicable.

(e)                                  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information contained in Item 6 of the Schedule 13D is hereby amended to add the following information at the end of such Item:

The information contained in Item 4 of this Amendment is incorporated into this Item 6 by reference.

Mr. Duncan beneficially owns 674,609 shares of Series A Common Stock and 327,640 shares of Preferred Stock that are pledged as security for certain margin loan facilities extended by Charles Schwab & Co. Inc., Goldman Sachs & Co., LLC, Morgan Stanley Bank, N.A., UBS Securities, LLC and Wells Fargo & Company as of August 6, 2020.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 7, 2020

/s/ Ronald A. Duncan
Ronald A. Duncan